NO ACT

PE
3-2-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11006337

Received SEC

MAR 29 2011

Washington, DC 20549

March 29, 2011

Edwin Astudillo
Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, CA 92130-2006

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-11

Re: National Technical Systems, Inc.
Incoming letter dated March 2, 2011

Dear Mr. Astudillo:

This is in response to your letter dated March 2, 2011 concerning the shareholder proposal submitted to NTS by David Gabai. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: David Gabai

FISMA & OMB Memorandum M-07-16

March 29, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: National Technical Systems, Inc.
Incoming letter dated March 2, 2011

The proposal mandates that the company immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value.

There appears to be some basis for your view that NTS may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides NTS with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NTS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that NTS may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on an extraordinary business transaction. Accordingly, we do not believe that NTS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



12275 El Camino Real | Suite 200 | San Diego, CA 92130-2006
858-720-8900 *office* | 858-509-3691 *fax* | *www.sheppardmullin.com*

Writer's Direct Line: 858-720-7468
eastudillo@sheppardmullin.com

March 2, 2011

Our File Number: 0LFJ-051327

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client National Technical Systems, Inc., a California corporation (the "**Company**"), with regard to a shareholder proposal and supporting statement (together, the "**Proposal**") submitted to the Company by David Gabai, an individual shareholder of the Company (the "**Proponent**"), for inclusion in the Company's proxy statement and form of proxy (together, the "**Proxy Materials**") for its 2011 annual meeting of shareholders. A copy of the Proposal is attached to this letter as Exhibit A.[1] A copy of additional correspondence between the Company and the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as Exhibit B.

On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concur with the Company's view that, for the reasons stated below, the Proposal may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1) and 14A-8(i)(7) promulgated under the Securities Exchange Act of 1934.[2] Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files the definitive Proxy Materials with the Commission.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), this letter, together with the Proposal and related correspondence, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this submission are being sent concurrently to the Proponent as notification of the Company's intention to omit the Proposal from the Proxy Materials. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or

[1] The Proponent sent two proposals to the Company on October 29, 2010. One proposal was attached to an e-mail sent at 12:04 pm. The second proposal was attached to an e-mail sent at 2:49 pm, the subject line of which reads, "revised letter." The Proposal refers to the second proposal.

[2] Unless otherwise indicated, all references to rules and sections are references to rules promulgated under, and sections of, the Exchange Act, respectively.

facsimile to the Company only. Finally, Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

THE PROPOSAL

A copy of the Proposal is attached hereto as Exhibit A. The text of the Proponent's proposal reads as follows:

> The company (NTSC) shall immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value.

GROUNDS FOR EXCLUSION

The Company requests that the Staff concur with the Company's view that the Proposal is excludable under (i) under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under California law, and (ii) in addition, or alternatively, under Rule 14a-8(i)(7) because it relates to ordinary business matters.

ANALYSIS

I. Rule 14a-8(i)(1). The Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) permits exclusion of shareholder proposals if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of a company's organization. The note to Rule 14a-8(i)(1) states in pertinent part that "some proposals are not considered proper under state law if they would be binding on the company if approved." The Staff further elaborated that "proposals by security holders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [corporate] statute." See Release No. 34-12999 (November 22, 1976). The Proponent's proposal seeks to require the Company to "*immediately hire* an investment banking firm…." (emphasis added). It is not a request or recommendation to the Company's board of directors, but is mandatory. As such, the Proposal is not a proper subject for action by shareholders under California law, as its mandate interferes with the authority and discretion granted to the board of directors of California corporations under the California Corporations Code.

The California Corporations Code states that "subject to the provisions of this division and any limitations in the articles relating to the action required to be approved by the shareholders or by the outstanding shares or by a less then majority vote of a class or series of preferred shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." (Cal. Corp. Code Section 300(a)). Because the Proposal requires the Company's board of directors to take certain action if it were approved by the shareholders of the Company, it appears to represent an effort to regulate directly the manner in which the Company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 300(a) of the California Corporations Code.

The Staff has consistently granted no-action relief to corporations under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. *See American International Group, Inc.* (March 12, 1999) (exclusion allowed where the shareholder proposal was "phrased as a demand on the Company and its Board of Directors [making it] mandatory rather than precatory"); *CVS Corporation* (December 15, 1998) (exclusion allowed because shareholder proposal "[sought] to mandate action on matters that, under state law, fall within the management powers of a company's board of directors"); *The Boeing Company* (February 25, 1997) (exclusion allowed because a shareholder proposal "mandating or directing board action is inconsistent with the discretionary authority granted to a board of directors [under state law]"); *see also Triple-S Management Corporation* (March 10, 2006) (exclusion allowed by a Puerto Rico corporation because the shareholder proposal "as a demand and not a precatory proposal, by-passes the function of the Corporation's Board of Directors"); *General Electric Company* (January 27, 2004) (exclusion allowed by a New York corporation where the shareholder proposal was "cast as a demand to the Board rather than as a precatory proposal"). Consistent with the foregoing precedent, the Proposal is not a proper subject for action by shareholders under California law and is, therefore, excludable pursuant to Rule 14(a)-8(i)(1).

II. Rule 14a-8(i)(7). The Proposal deals with matters relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The Staff has repeatedly permitted the exclusion of shareholder proposals requesting that a company retain an investment bank to consider potential transactions that implicate both extraordinary and non-extraordinary transactions because non-extraordinary transactions are ordinary business matters.

The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight . . . .The second relates to the degree to which the proposal seeks to 'micromanage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

Since the policy behind Rule 14a-8(i)(7) "is consistent with the policy of most state corporate laws," the laws of a company's state of incorporation are useful in determining how the ordinary business exception should apply to a particular company. Release No. 34-40018 (May 21, 1998). The Company is a California corporation. Section 300(a) of the California Corporations Code states that "subject to the provisions of this division and any limitations in the articles relating to the action required to be approved by the shareholders or by the outstanding shares or by a less then majority vote of a class or series of preferred shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." The Company's articles of incorporation do not limit the power of the Company's board of directors, other than what is prohibited by law, and it does not limit the power of the Company's management to conduct its ordinary business under the supervision of the Company's board of directors.

Under the California Corporations Code, the only transactions requiring the approval of both the board of directors and a company's shareholders are mergers; certain reorganization transactions; and the sale of all or substantially all of a company's assets. The Proposal is much broader than any of the foregoing in that the purpose of the Proposal is to maximize shareholder value—an ordinary business matter.

The Proponent's proposal requires that the Company "immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value." The Proponent's stated concern in his supporting statement is that, in his opinion, "the only way shareholders will ever have an opportunity to maximize their deserved value is if the company is sold."

Enhancing the value of a corporation is one of the primary goals of the board of directors for a for profit corporation. The board of directors of a corporation could maximize shareholder value through a number of actions that do not require shareholder approval. Indeed, the Company's board of directors routinely considers and implements business strategies and oversees the management of the Company, including but not limited to considering the engagement of, and engaging, third-party advisers to aid the Company to increase shareholder value, which may include searching for buyers of the Company. Accordingly, the decision to engage an investment banking firm to initiate a search for a buyer in order to maximize shareholder value should be the responsibility of the board, after consideration of all relevant factors.

Further, the Staff has continuously held that shareholder proposals relating to the enhancement of shareholder value are excludable under Rule 14a-8(i)(7). See, *Deckers Outdoor Corporation* (March 20, 2006) (proposal to immediately engage the services of an investment banking firm to evaluate the alternatives that could enhance shareholder value including but not limited to a merger or outright sale was excludable); *First Charter Corporation* (January 18, 2005) (proposal to retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value was excludable); *BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and was excludable); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize shareholder value including a sale of the company was properly excluded); *Lancer Corporation* (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); *Sears Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire a investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions); *NACCO Industries* (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions was excludable).

Consistent with the guidance set forth in Release No. 34-40018, the California Corporations Code's broad grant of authority to board of directors and management, and the Staff's precedent set forth above, the Company believes the Proposal is excludable under Rule 14a-8(i)(7) because it involves a non-extraordinary transaction.

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be properly excluded (i) under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under California law, and (ii) in addition, or alternatively, under Rule 14a-8(i)(7) because it relates to ordinary business matters.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (858) 720-7468.

Sincerely,



Edwin Astudillo, Esq.

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc: David Gabai (via Email and Certified Mail)

EXHIBIT A

National Technical Systems Inc. Shareholder Proposal and Supporting Statement

REVISED LTR

October 29, 2010

TO: Board of Directors, National Technical Systems Inc.

FR: David Gabai, Shareholder

RE: Shareholder Proposal

As a shareholder of over 12 years, I request that the following proposal be included in the next proxy to be voted on at the company's next shareholder meeting. The reason for this request is as follows.

It was made clear at last years meeting when a shareholder asked "If you would like the company to be sold, stand up" and over 60% of the room stood up.

Recently, three shareholders (representing 23.13% of the outstanding shares as of June 9, 2010) have since filed a 13D to sell their shares as a group. In addition, Sandler Capital (holder of another 5.02%) expressed in a letter to the board, included in their SEC Filing that they would like "the Company to explore strategic alternatives and a sale of the Company."

It is my opinion that shareholders are frustrated with the company and current board of directors as evidenced by the defeat of their last effort to pass a stock option bonus plan for themselves and certain employees. This plan would have been dilutive to the common shareholder.

It is also my opinion that the only way shareholders will ever have an opportunity to maximize their deserved value is if the company is sold.

Proposal

The company (NTSC) shall immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value.

Sincerely,

David Gabai

EXHIBIT B

Correspondence with Proponent regarding Proposal

Don Tringali

From:	David gabai*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, October 29, 2010 12:04 PM
To:	*** FISMA & OMB Memorandum M-07-16 *** Aaron Cohen; Jack Lin; william.mcginnis@ntscorp.com; bob_lin@mtimarketing.com
Cc:	raffy.lorentzian@ntscorp.com
Subject:	NTS Corp.
Attachments:	October 29 NTSC.doc

Please see attached and forward to other board members since I don't have their emails.

Thanks,

David Gabai

ORIGINAL LTR

October 29, 2010

TO: Board of Directors, National Technical Systems Inc.

FR: David Gabai, Shareholder

RE: Shareholder Proposal

As a shareholder of over 12 years, I request that the following proposal be included in the next proxy to be voted on at the company's next shareholder meeting. The reason for this request is as follows.

It was made clear at last years meeting when a shareholder asked "If you would like the company to be sold, stand up" and over 60% of the room stood up.

In addition, three shareholders (representing 23.13% of the outstanding shares as of June 9, 2010) have since filed a 13D to sell their shares as a group.

It is my opinion that shareholders are frustrated with the company and current board of directors as evidenced by the defeat of their last effort to pass a stock option bonus plan for themselves and certain employees. This plan would have been dilutive to the common shareholder.

It is also my opinion that the only way shareholders will ever have an opportunity to maximize their deserved value is if the company is sold.

Proposal

The company (NTSC) shall immediately hire an investment banking firm to initiate a search for a buyer of the company.

Sincerely,

David Gabai

Don Tringali

From: David gabai *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 29, 2010 2:49 PM
To: Don Tringali; Jack Lin; Aaron Cohen; Bill McGinnis
Cc: Raffy Lorentzian
Subject: revised letter.
Attachments: NTS Revised 10-29-10.docx

Thanks.

David Gabai

REVISED LTR

October 29, 2010

TO: Board of Directors, National Technical Systems Inc.

FR: David Gabai, Shareholder

RE: Shareholder Proposal

As a shareholder of over 12 years, I request that the following proposal be included in the next proxy to be voted on at the company's next shareholder meeting. The reason for this request is as follows.

It was made clear at last years meeting when a shareholder asked "If you would like the company to be sold, stand up" and over 60% of the room stood up.

Recently, three shareholders (representing 23.13% of the outstanding shares as of June 9, 2010) have since filed a 13D to sell their shares as a group. In addition, Sandler Capital (holder of another 5.02%) expressed in a letter to the board, included in their SEC Filing that they would like "the Company to explore strategic alternatives and a sale of the Company."

It is my opinion that shareholders are frustrated with the company and current board of directors as evidenced by the defeat of their last effort to pass a stock option bonus plan for themselves and certain employees. This plan would have been dilutive to the common shareholder.

It is also my opinion that the only way shareholders will ever have an opportunity to maximize their deserved value is if the company is sold.

Proposal

The company (NTSC) shall immediately hire an investment banking firm to initiate a search for a buyer of the company in order to maximize shareholder value.

Sincerely,

David Gabai

Don Tringali

From: David gabai *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 03, 2010 12:07 PM
To: Don Tringali
Cc: Raffy Lorentzian
Subject: Re: revised letter.

Don.

Appreciate your aknowledgement/reciept of my note. The reason I called Raffy was to inquire if I needed to fill out any special forms and/or to assure that I don't miss any deadlines etc. for my request to be included in the next proxy. We have a little less than 3 months left in the fiscal year and I am not familiar with the formal process (if there is one). Is there any reason for my request to be denied?

Thanks,

David Gabai, CFP*

*** FISMA & OMB Memorandum M-07-16 ***

From: Don Tringali *** FISMA & OMB Memorandum M-07-16 ***
To: David gabai *** FISMA & OMB Memorandum M-07-16 ***; Jack Lin *** FISMA & OMB Memorandum M-07-16 ***; Aaron Cohen <aaron.cohen@ntscorp.com>; Bill McGinnis <bill.mcginnis@ntscorp.com>
Cc: Raffy Lorentzian <raffy.lorentzian@ntscorp.com>
Sent: Fri, October 29, 2010 3:59:24 PM
Subject: RE: revised letter.

David

This confirms receipt of your email and letter. We will address it and get back to you as appropriate.

Regards,
Donald J. Tringali
Chairman of the Board

Please note my new email address is *** FISMA & OMB Memorandum M-07-16 ***

From: David gabai [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 29, 2010 2:49 PM
To: Don Tringali; Jack Lin; Aaron Cohen; Bill McGinnis
Cc: Raffy Lorentzian
Subject: revised letter.

Thanks,

David Gabai

Don Tringali

From: David gabai *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 11, 2010 10:44 AM
To: Don Tringali
Subject: my shareholder proposal

Don,

Just wondered when I should hear from you regarding my reqeust.

Thanks,

David Gabai, CFP®

*** FISMA & OMB Memorandum M-07-16 ***

No virus found in this message.
Checked by AVG - www.avg.com
Version: 10.0.1153 / Virus Database: 424/3250 - Release Date: 11/11/10